File No. 813-00405

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Viking Global Equities II LP

and

Viking Global Investors LP

(Exact Names of Applicants as Specified in Their Charters)

55 Railroad Avenue

Greenwich, CT 06830
(Address of Principal Executive Offices)

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO

SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN ORDER EXEMPTING APPLICANTS FROM CERTAIN PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Andrew M. Genser, Esq. Viking Global Investors LP 55 Railroad Avenue Greenwich, CT 06830	John J. Mahon, Esq. Schulte Roth & Zabel LLP 901 Fifteenth Street, NW Suite 800 Washington, DC 20005

This Application consists of 27 pages, including exhibits.

I. SUMMARY	1
II. STATEMENT OF FACTS	2
A. Viking Global Investors LP	2
B. The Investment Fund	2
C. The Future Funds	3
D. Eligible Employees and Qualified Participants	4
E. Terms of the Funds	6
F. Management	8
G. Investments	9
H. Distributions	11
I. Reports and Accounting	11
J. Fund Term and Dissolution	12
III. REQUEST FOR ORDER	12
A. Section 17(a)	14
B. Section 17(d) and Rule 17d-1	16
C. Section 17(e)	18
D. Section 17(f)	19
E. Section 17(g)	20
F. Section 17(j)	20
G. Sections 30(a), (b) and (e)	21
H. Section 30(h)	22
I. Rule 38a-1	22
IV. APPLICANTS’ CONDITIONS	22
V. PROCEDURAL MATTERS	24
VI. CONCLUSION	25

Exhibits

i

I.             SUMMARY

Viking Global Investors LP (“Viking”) and its affiliates, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (collectively, the “Viking Group”, and each, a “Viking Entity”), have established Viking Global Equities II LP (the “Investment Fund”) and may in the future organize limited partnerships, limited liability companies, business trusts or other entities (each, a “Future Fund,” and collectively with the Investment Fund, the “Funds”) as “employees’ securities companies” as defined in Section 2(a)(13) of the Investment Company Act of 1940, as amended (the “Company Act”). Viking and the Investment Fund (together, the “Applicants”) hereby request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(b) and 6(e) of the Company Act exempting the Funds from all provisions of the Company Act and the rules and regulations under the Company Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Company Act and the Rules and Regulations, and Rule 38a-1 under the Company Act, the Applicants request a limited exemption as set forth in this application (the “Application”). Such order, if granted, shall be referred to herein as the “Order.”

No form having been prescribed by the Commission, the Applicants proceed under Rule 0-2 under the Company Act.

The Applicants state that the Funds offered in reliance on Rule 6b-1 under the Company Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the Application.

The Funds are intended to provide investment opportunities that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of talented professionals.

Each Fund has, or will have, a Viking Entity serving as a general partner, managing member or other such similar entity that manages, operates and controls such Fund (a “Manager”). Viking will control each Fund within the meaning of Section 2(a)(9) of the Company Act.

All potential investors in a Fund will be informed that (i) interests in the Funds will be sold in transactions exempt under Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), or Regulation D or Regulation S promulgated thereunder, and thus offered without registration under, and without the protections afforded by, the 1933 Act, and (ii) the Funds will be exempt from most provisions of the Company Act and from the protections afforded thereby.

The Applicants believe that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of the potential investors, the concerns regarding overreaching and abuse of investors that the Company Act was designed to prevent will not be present.

II.            STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.                Viking Global Investors LP

Viking is a global investment firm founded in 1999. It employs a fundamentals-driven investment approach to managing capital in public and private markets. The funds it manages pursue long/short, long-only, public/private hybrid and private-only strategies. Viking is a registered investment adviser with the Commission. As of September 30, 2021, Viking manages approximately $48 billion of capital for its investors and has offices in Greenwich, New York, Hong Kong, London, and San Francisco.

Viking has established the Investment Fund and may establish the Future Funds for the benefit of Eligible Employees (as defined below) as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of talented professionals. Viking intends the Funds to provide financial incentives for Eligible Employees to preserve Viking’s competitive advantage and to align the financial interests of Eligible Employees with those of Viking’s clients. Viking anticipates that pooling of resources through the Funds should allow the Eligible Employees diversification of investments and participation in investments which would usually not be available to them as individual investors.

B.                 The Investment Fund

Viking formed the Investment Fund on May 4, 1999, as a limited partnership organized under the laws of Delaware. Viking Global Performance LLC (the “Viking GP”) currently serves as the Manager of the Investment Fund (the Viking GP, or any other Viking Entity that may serve as the Manager of the Investment Fund in the future, the “Investment Fund Manager”) and is responsible for managing the business of the Investment Fund. Viking currently serves as investment adviser to the Investment Fund (the “Investment Fund Adviser”).

The Investment Fund presently operates as a parallel fund investing side-by-side with other Viking Entities. The Investment Fund’s objective is to achieve maximum capital appreciation commensurate with reasonable risk. In pursuing this objective, the Viking GP performs fundamental analysis to select investments primarily in equity securities, but also in credit and other financial instruments.

The Investment Fund invests in companies that operate in a wide range of industries globally. The Viking GP seeks to increase the performance of the Investment Fund while mitigating general market risk by employing a hedged approach, taking short positions as well as long positions. The Viking GP uses leverage to magnify the effects of its investment selections. The Viking GP expects that the Investment Fund will maintain a relatively low net exposure and, consequently, believes that the performance of the Investment Fund over sustained periods of time will be more a function of investment selection than of movements in broad market averages. Over the long term, the Viking GP aims to achieve returns for the Investment Fund that are higher than those implied by broad market indices (e.g., the S&P 500 Index or MSCI World Index) while assuming overall portfolio risk that is less than that inherent in a market portfolio.

The Investment Fund operates as a closed-end management investment company. As of the filing date of this Application, the Investment Fund remains open to admit new investors. As of the filing date of this Application, neither the Investment Fund Manager nor the Investment Fund Adviser has received any management fees from the Investment Fund for their management activities on behalf of the Investment Fund.

Viking bears (i) all of its own overhead expenses, including the costs of its office space, utilities and personnel, and (ii) travel-related expenses incurred directly by its personnel, including in connection with investments and prospective investments. If any of the foregoing expenses are borne by any of Viking’s affiliates that provide services to the Investment Fund, such expenses will be borne by Viking or such affiliate. In addition, Viking may in the future engage third-party service providers to provide non-advisory services to the Investment Fund that were previously provided by Viking and/or its personnel, in which case the Investment Fund will bear the costs and expenses associated with such third-party service providers as expenses of the Investment Fund.

In addition, the Investment Fund bears its own, and its pro rata share of any special purpose vehicle’s, operating and other expenses. Additional expenses borne by the Investment Fund are outlined in the Investment Fund’s offering documents. Such expenses (other than any investor-related taxes) will be borne by the Investment Fund’s limited partners and general partners (together “Partners”) pro rata in proportion to each Partner’s capital account (or in such other manner as the Viking GP considers fair and equitable).

Investors in the Investment Fund are not permitted to sell, assign or otherwise transfer their interests, in whole or in part, to any person without the prior consent of the Investment Fund Manager. The Investment Fund furnishes audited annual financial statements to all of its limited partners.

C.                 The Future Funds

From time to time, the Viking Group may organize Future Funds that will be substantially similar in many material respects to the Investment Fund. Each Future Fund will be an “employees’ securities company” as defined in Section 2(a)(13) of the Company Act.

A Future Fund may be structured as a domestic or offshore limited or general partnership, limited liability company, corporation, business trust or other entity. The Viking Group may also form parallel funds organized under the laws of various jurisdictions in order to create the same investment opportunities for Eligible Employees in other jurisdictions. A Future Fund will operate in accordance with its governing documents, and the specific investment objectives and strategies for a Future Fund will be set forth in an informative memorandum relating to the interests being offered. Each Qualified Participant (as defined below) will receive a copy of the governing documents and the informative memorandum before making an investment in a Future Fund. The terms of a Future Fund will be disclosed to each Eligible Employee at the time the investor is invited to participate in the Future Fund.

D.                Eligible Employees and Qualified Participants

Interests in the Funds will be offered in a transaction exempt from registration under Section 4(a)(2) of the 1933 Act, or Regulation D or Regulation S promulgated thereunder, and will be sold only to “Qualified Participants,” which term refers to: (i) current and former employees, officers and directors of the Viking Group (including people in administration, marketing, and operations) and current Consultants (as defined below) (“Eligible Employees”); (ii) spouses, parents, children, spouses of children, brothers, sisters and grandchildren of Eligible Employees (including step and adoptive relationships) (“Eligible Family Members”); (iii) a trust of which a trustee, grantor and/or beneficiary is an Eligible Employee; a partnership, corporation or other entity controlled by an Eligible Employee; and a trust or other entity established solely for the benefit of Eligible Employees and/or Eligible Family Members (“Eligible Investment Vehicles”); and (iv) the Viking Group. In order to ensure that a close nexus between the Qualified Participants and the Viking Group is maintained, to the extent a Fund will be offered to Eligible Family Members or their associated Eligible Investment Vehicles, the terms of each governing document for a Fund will provide that any Eligible Family Member participating in such Fund (either through direct beneficial ownership of an interest or as an indirect beneficial owner through an Eligible Investment Vehicle) cannot, in any event, be more than two generations removed from an Eligible Employee. If, to the knowledge of a Fund’s Manager or Investment Adviser (defined below), a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of an interest, the Fund will cause such person to fully withdraw from the Fund. The Viking Group may in its discretion circumscribe more narrowly the permitted categories of Qualified Participants that may invest or own an interest in a Fund.

Each Eligible Employee and Eligible Family Member will be an Accredited Investor under Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the 1933 Act, except that a maximum of 35 Eligible Employees who are sophisticated investors but who are not Accredited Investors may become investors in a Fund if each of them falls into one of the following categories: (i) an Eligible Employee who (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee’s admission as an investor of the Fund and has a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the Fund; or (ii) Eligible Employees who are “knowledgeable employees” as defined in Rule 3c-5 of the Company Act of the Fund (with the Fund treated as though it were a “covered company” for purposes of the rule). An Eligible Employee described in category (i) above will only be permitted to invest in a Fund if such individual represents and warrants that he or she will not commit in any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in a Fund and in all other Funds in which that investor has previously invested. Each Eligible Employee and Eligible Family Member will also be a Qualified Eligible Person under Rule 4.7 of the Commodity Exchange Act, as amended (the “CEA”) to the extent required under the CEA and the regulations thereunder.

A Qualified Participant may purchase an interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an Accredited Investor, as defined in Rule 501(a) of Regulation D under the 1933 Act or (ii) the Eligible Employee is a settlor1 and principal investment decision-maker with respect to the investment vehicle. Eligible Investment Vehicles that are not Accredited Investors will be counted in accordance with Regulation D toward the 35 non-Accredited Investor limit discussed above. The inclusion of partnerships, corporations, or other entities that are controlled by Eligible Employees in the definition of Eligible Investment Vehicle is intended to enable these Eligible Employees to make investments in the Funds through personal investment vehicles for the purpose of personal and family investment and estate planning objectives. Accordingly, there is a close nexus between the Viking Group and such an investment vehicle through the Eligible Employee who controls the vehicle. As a result of the requirements described above, interests in a Fund, with limited exceptions described in this Section D, will be held by persons and entities with a close nexus to the Viking Group through employment or other ongoing relationships or family ties.

Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public.

It is not currently anticipated that consultants or business or legal advisors of the Viking Group will be offered the opportunity to participate in the Funds, either directly or through a Qualified Participant of such consultant or advisor, but the Viking Group may change this policy in the future to the extent the Viking Group believes that persons or entities whom the Viking Group has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to the Viking Group (“Consultants”) share a community of interest with the Viking Group and the Viking Group’s employees. In order to participate in the Funds, Consultants would need to be currently engaged by the Viking Group and would be required to be sophisticated investors who qualify as “accredited investors” under Rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity would be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to the Viking Group and would be required to qualify as “accredited investors” under Rule 501(a) of Regulation D. In addition, such entities would be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of the Viking Group and who have an interest in maintaining an ongoing relationship with the Viking Group. Most importantly, the individuals participating through such entities would belong to that class of persons who will have access to the directors and officers of the Manager and its affiliates and/or the officers of the Viking Group responsible for making investments for the Funds similar to the access afforded other Eligible Employees who are employees, officers or directors of the Viking Group. Accordingly, there would be a close nexus between the Viking Group and such entities.

1       If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other eligible individuals, and contributed funds to such vehicle.

Prior to offering interests in a Fund to a Qualified Participant, the Viking Group must reasonably believe that the Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participation in a Fund and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investments in the Fund. The Viking Group may impose more restrictive suitability standards in its sole discretion.

Notwithstanding the foregoing or anything contrary in this Application, the Manager of a Fund or a Viking Entity will have the absolute right to purchase any interest in a Fund for its fair value, or cause a Fund to redeem any interest in accordance with its governing documents, if (among other reasons) such Manager determines in good faith that any investor’s continued ownership of such interest jeopardizes such Fund’s status as an “employees’ securities company” under the Company Act and as contemplated by this Application.

Accordingly, given the nexuses among the Eligible Employees, their family members, their investment vehicles and the Viking Group, and the mechanisms that will be in place to ensure that only those persons with a close affiliation with the Viking Group become and remain investors in a Fund, the Applicants believe that the limitations on the class of persons and entities who may subscribe for, acquire or hold interests in a Fund enables each such Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the Company Act.

E.                 Terms of the Funds

The terms of each Fund will be determined by the Viking Group in its discretion, consistent with the terms and conditions of the Order, and such terms will be fully disclosed to each Qualified Participant (or person making the investment on behalf of the Qualified Participant) at the time the Qualified Participant is invited to participate in the Fund. Each Qualified Participant (or person making the investment on behalf of the Qualified Participant) will be furnished with a copy of the governing document for the relevant Fund. The governing document will set forth in full the terms applicable to an investor’s interest in such Fund.

Interests in a Fund may be issued in one or more series with segregated assets and liabilities, each of which corresponds to particular Fund investments (each, a “Series”). In such event, each Series will be an employees’ securities company within the meaning of Section 2(a)(13) of the Company Act.

In some instances, the Viking Group may provide a portion of the initial capital for a Fund in order that the Fund can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the Company Act and the rules thereunder). As Qualified Participants purchase interests in the Fund over time, the Viking Group may withdraw its capital or sell its capital commitments to Qualified Participants. These practices will be fully disclosed to Qualified Participants if they are utilized.

The purchase price for an interest in a Fund may be payable in full upon subscription or in installments as determined by the Fund’s Manager. A Fund may permit capital contributions to be payable in a manner that varies from other Funds, including payment through capital calls. The terms and conditions relating to payment of the purchase price and capital contributions will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.

An investor that fails to contribute any part of its capital commitment or any portion of a fee calculated with respect to that investor may be in default. The terms and conditions relating to a default with respect to interests in a Fund will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.

A Fund may offer investors the right to redeem their interests at such times and subject to such conditions as are set forth in the governing documents of the Fund.

A Manager may have the right, but not the obligation, to repurchase, redeem, cancel, or transfer to another Qualified Participant the interest of (i) an Eligible Employee who ceases to be an employee, officer, director or current consultant of any Viking Entity for any reason or (ii) any Eligible Family Member of any person described in clause (i). The governing documents for each Fund will describe, if applicable, the amount that an investor would receive upon repurchase, redemption, cancellation or transfer of its interest. For example, a Fund’s governing documents may provide that the repurchase or redemption price for interests will be based on net asset value pursuant to the Fund’s organizational and offering documents. Alternatively, a Fund’s governing documents may provide that a Fund investor will, at a minimum, be paid the lesser of (i) the amount actually paid by or on behalf of the investor to acquire the interest (plus interest, as reasonably determined by the general partner) less any amounts paid to the investor as distributions, and (ii) the fair value, determined at the time of repurchase in good faith by the general partner, of such interest.

Interests in a Fund will not be transferable except with the express consent of the Manager, and then only to a Qualified Participant. The terms and conditions of transferability of interests in a Fund will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents. Each governing document of a Fund will describe the consequences, if any, for an investor’s interest in the event of termination of that investor’s employment or role as a Consultant, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, disability, retirement or otherwise, such as whether a Viking Entity will be required to or will have the option to acquire all or a part of the investor’s interest. Even if part of an investor’s interest is acquired or cancelled by the Viking Group, such investor may still be required to make additional capital contributions for the payment of fees or expenses relating to Fund investments in which an investor retains an interest.

The Viking Group may make loans to a Fund or undertake to contribute capital to a Fund. If the Viking Group makes loans to a Fund, the lender will be entitled to receive interest, provided that the interest rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. The possibility of any such borrowings, as well as the terms thereof, would be disclosed to Qualified Participants prior to their investment in a Fund. Any indebtedness of the Fund will be the debt of the Fund and without recourse to the investors. The Fund will retain the right to require the payment of any unfunded capital contributions from the investors for any appropriate Fund purpose, including the payment of Fund indebtedness, and may be permitted to assign this right to any lender to the Fund. A Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the Company Act to own securities of the Fund (other than short-term paper). A Fund will not lend any funds to a Viking Entity.

F.                  Management

Each Fund will have a Manager, which will be responsible for the overall management of the Fund. The same or different Viking Entity will serve as the investment adviser (each an “Investment Adviser”) of each Fund. The Investment Adviser will be responsible for making all investment decisions on behalf of the Fund and will be registered as an investment adviser under the Advisers Act, if required by applicable law. An Investment Adviser’s investment decisions may be subject to the approval of an investment committee comprising officers of the Viking Group. Investment decisions for each Fund will be made by experienced portfolio managers or other appropriately qualified investment professionals. The Manager may delegate administrative responsibilities for a Fund to a Viking Entity or a third-party administrator. Each of the Managers and the Investment Advisers will be an investment adviser within the meaning of Section 9 and Section 36 of the Company Act and subject to those sections. Further, the Manager, the Investment Adviser, and the members of any investment committee of a Fund will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 9 of the Company Act, and subject to that section, and the Manager, the Investment Adviser and the members of any investment committee of a Fund will be, as applicable, an “officer, director, member of any advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 36 of the Company Act, and subject to that section.

Viking will control the Funds within the meaning of Section 2(a)(9) of the Company Act. The Viking Group, the Managers, the Investment Advisers, or any other person acting for or on behalf of the Funds shall act in the best interest of the Funds and their investors. Whenever any entity that acts for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Funds and the investors.

The Investment Adviser may be paid a management fee for its services to a Fund. In addition, the Manager or Investment Adviser may receive a performance-based fee or allocation (a “Carried Interest”) based on the net gains of the Fund’s investments, in addition to any amount allocable to the Manager’s or Investment Adviser’s capital contribution.2 An Investment Adviser may also receive compensation for acting as an investment adviser to one or more pooled investment vehicles (including private funds relying on Sections 3(c)(1) and 3(c)(7) under the Company Act) sponsored or advised by the Viking Group or by third parties (each, an “Underlying Fund”) in which a Fund may invest. Underlying Funds will generally be exempt from registration under the Company Act pursuant to Section 3(c)(1) or Section 3(c)(7) of the Company Act and may also be funds not primarily engaged in the business of investing, reinvesting, or trading in securities, e.g., commodity pools.3

2       If a Manager or Investment Adviser is registered under the Investment Advisers Act of 1940 (the “Advisers Act”), the Carried Interest payable to it by a Fund will be pursuant to an arrangement that complies with Rule 205-3 under the Advisers Act. All or a portion of the Carried Interest may be paid to individuals who are officers, employees or limited partners of the Investment Adviser or its affiliates. If a Manager or Investment Adviser is not required to register under the Advisers Act, the Carried Interest payable to it will comply with Section 205(b)(3) of the Advisers Act (with such Fund treated as though it were a business development company solely for the purpose of that section).

3       Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern a Fund’s eligibility to invest in an Underlying Fund relying on Section 3(c)(1) or 3(c)(7) of the Act or an Underlying Fund’s status under the Act.

Notwithstanding the foregoing or anything contrary in this Application, the Viking Group will not receive any management fees or other compensation at both the Fund level and the Underlying Fund level with respect to a Fund’s investment in an Underlying Fund (so as to avoid duplication). For the avoidance of doubt, a Viking Entity may charge a management fee or Carried Interest at the Fund level with respect to a Fund’s investment in an Underlying Fund managed by a third party even if the third party is paid a management fee or Carried Interest at the Underlying Fund level.

Expenses that may be charged by the Manager to a Fund could include, without limitation, research-related, investment, borrowing, administrative, legal, accounting, litigation, insurance and auditing costs, organizational expenses, operating expenses, expenses of liquidating the Fund, and any taxes, fees or other governmental charges levied against the Fund. The governing documents of each Fund will include detailed descriptions of the fees and expenses that may be charged to the Fund, including the fees and expenses of the Manager.

A Viking Entity may render services and receive fees or other compensation in connection therewith from entities in which a Fund makes an investment or competitors of such entities. Such fees or other compensation may include, without limitation, advisory fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, placement fees or other compensation from a Fund or a portfolio company in connection with a Fund’s purchase or sale of securities and compensation in the form of carried interests entitling the entity to share disproportionately in income or capital gains or similar compensation. Employees of a Viking Entity may serve as officers or directors of such entities and receive officers’ and directors’ fees and expense reimbursements in connection with such services. Any such fees or other compensation or expense reimbursement received by a Viking Entity generally will not be shared with the Funds.

G.                Investments

A Fund will operate as a management investment company, and a particular Fund may operate as a “diversified” or “non-diversified” vehicle within the meaning of the Company Act. The investment objectives and policies may vary from one Fund to the next. Among other assets, a Fund may invest in one or more Underlying Funds. Underlying Funds may include hedge funds with periodic redemption rights and private equity or similar funds that do not offer liquidity upon the election of an investor and may invest in any strategy or sector. Each Fund will be indirectly subject to the fees and expenses incurred by any Underlying Funds (including management and incentive fees and allocations, if any) in which it may invest. In addition, one Fund may also invest in another Fund in a “master-feeder” or similar structure. A Fund may also be operated as a parallel fund making investments on a side-by-side basis with other Viking Entities, in the same manner as the Investment Fund.

No sales load or similar fee of any kind will be charged in connection with the sale of interests in a Fund.

A Fund may trade and invest in, among other assets, speculative and high-risk investments in U.S. and non-U.S. markets, including debt and equity securities, open-end or closed-end funds, commodities, derivative instruments, private equity investments, loans, venture capital investments, private placements, real estate and other instruments and assets. All investments by a Fund are referred to herein collectively as “Portfolio Investments.”

Investment programs may be structured in which a Fund will co-invest in a portfolio company (or a pooled investment vehicle) with a Viking Entity or with an investment fund or separate account, organized primarily for the benefit of investors that are not affiliated with the Viking Group (“Third Party Investors”)4 and over which a Viking Entity exercises investment discretion or which is sponsored by a Viking Entity (a “Viking Third Party Fund”). Co-investments with a Viking Entity or with a Viking Third Party Fund in a transaction in which the Viking Group’s investment was made pursuant to a contractual obligation to a Viking Third Party Fund will not be subject to Condition 3 in Section IV below (the “Company Act Co-Investment Restrictions”). All other side-by-side investments held by Viking Entities will be subject to the Company Act Co-Investment Restrictions.

The Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected even in situations where Company Act Co-Investment Restrictions do not apply. In structuring a Viking Third Party Fund, the Applicants believe unaffiliated investors of such fund may often require, or seek to confirm, that the Viking Group invests proprietary capital in such Viking Third Party Funds, or in such Viking Third Party Funds’ investments and that such Viking Group investments be subject to similar terms as those applicable to the Viking Third Party Fund’s investments. The Applicants believe unaffiliated investors in Viking Third Party Funds would be interested in having the Viking Group invest proprietary capital in such Viking Third Party Funds, or in such Viking Third Party Funds’ investments, in order to have additional assurances that the interests of Viking are meaningfully aligned with those of the unaffiliated investors of such Viking Third Party Fund. It is important to the Viking Group that the interests of a Viking Third Party Fund take priority over the interests of the Funds, and that the activities of the Viking Third Party Fund not be burdened or otherwise affected by activities of the Funds.

If the Manager or the Investment Adviser elects to recommend that a Fund enter into any side-by-side investment with an unaffiliated entity, the Manager or the Investment Adviser will be permitted to engage as a sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment. If an Unaffiliated Subadviser is entitled to receive a carried interest, it may also act as an additional Manager of a Fund solely in order to address certain tax issues relating to such carried interest. In all such instances, however, a Viking Entity will also be a Manager of the Fund and will have exclusive responsibility for making the determinations required to be made by the Manager under this Application. No Unaffiliated Subadviser will beneficially own any outstanding securities of any Fund.

4       These Third Party Investors may include, for example, U.S. and non-U.S. institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals resident in and outside of the United States.

A Fund will not acquire any security issued by a registered investment company if immediately after such acquisition such Fund will own more than 3% of the outstanding voting stock of the registered investment company. In addition, a Fund may acquire shares of money market funds in compliance with Rule 12d1-1 under the Company Act.

Subject to the terms of the applicable governing documents and this Application, a Fund will be permitted to enter into transactions involving (i) a Viking Entity, (ii) a portfolio company, (iii) any investor in a Fund or person or entity affiliated with an investor in a Fund, (iv) a Viking Third Party Fund, or (v) any Third Party Investor. Such transactions may include, without limitation, the purchase or sale by the Fund of an investment, or an interest therein, from or to any Viking Entity or Viking Third Party Fund, acting as principal. Prior to engaging in any such transactions that are Section 17 Transactions (as defined below), the Manager must make the findings and comply with the recordkeeping requirements of Condition 1 in Section IV below.

H.                Distributions

The profits and losses of a Fund will be determined and allocated in compliance with applicable tax rules and regulations and in accordance with the governing documents of the Fund. Unless otherwise specifically provided in a governing document, the capital accounts of the investors will not be reduced below zero. Distributions of Fund profits will be made at the time and in the amounts determined by the Manager in accordance with the terms of the governing documents. The Manager will have discretion in distributing cash and proceeds from the Fund investments to the investors.

The Manager may, in its sole discretion, establish reserves for liabilities and expenses of a Fund and invest a Fund’s cash in temporary investments. Securities being distributed in kind will be valued at fair market value in good faith by the Viking Group or by an independent third-party appointed by the Viking Group. At the discretion of the Manager, distributions may also be made to enable the investors to pay taxes on attributable income.

I.                    Reports and Accounting

A Fund will send its investors an annual financial statement in accordance with Rule 206(4)-2(b)(4)(i) under the Advisers Act. The financial statement will be audited by independent certified public accountants. In addition, as soon as practicable after the end of each calendar year, a report will be sent to each investor setting forth the information with respect to such investor’s share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of the Fund during that year. For purposes of this requirement “audit” shall have the meaning defined in Rule 1-02(d) of Regulation S-X.

The value of the investors’ capital accounts will be determined at such times as the Manager or the Investment Adviser deems appropriate or necessary in accordance with each Fund’s governing documents; however, such valuation will be done at least annually at the Fund’s fiscal year-end. The Manager or the Investment Adviser will value the assets held by a Fund in good faith in accordance with the procedures disclosed in the Fund’s governing documents.

In addition, to the extent provided in the Fund’s governing documents, a Fund will provide a non-U.S. investor with such information as may be reasonably necessary to enable such investor to prepare such investor’s non-U.S. income tax returns, provided that each such investor has notified the Manager of the specific information required by the jurisdiction or jurisdictions for which such investor will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided, further that complying with such information request does not impose an undue or disproportionate burden on the Manager of the applicable Fund.

J.                   Fund Term and Dissolution

The term of a Fund will be set forth in its governing documents. Each Fund may be dissolved prior to the expiration of its term upon the occurrence of specified events, also set forth in its governing documents. Upon dissolution of a Fund, the Fund’s assets will be distributed in accordance with its governing documents.

III.           REQUEST FOR ORDER

Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the Company Act if and to the extent that such exemption is consistent with the protection of investors. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the Company Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the Company Act, if the Commission deems it necessary or appropriate in the public interest or for the protection of investors. On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Company Act for the following reasons:

1.       each Fund is or will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the Company Act; all investors in a Fund will be Qualified Participants; each Qualified Participant will be an “accredited investor” under Rule 501(a) of Regulation D, except for a maximum of 35 employees meeting the income and other tests described above in Section II.D of this Application; and no sales load, advisory fee or compensation (other than any management fee, any Carried Interest and/or any other compensation provided for in the applicable governing documents) is payable directly or indirectly to the Manager by such Fund;

2.       with respect to each Fund, there is a substantial community of economic and other interests among the Viking Group, the Manager and the investors in such Fund, taking into consideration the concern of Viking with the morale of its personnel and the importance to the Viking Group of attracting and retaining its personnel; and there is no public group of investors to whom interests in such Fund will be offered or sold;

3.       any investment program for a Fund will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Fund and will not be promoted to Eligible Employees by persons outside of the Viking Group seeking to profit from fees for investment advice or from the distribution of securities;

4.       the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Fund considers a (i) co-investment with a Viking Entity or (ii) purchase or sale to or from a Viking Entity; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Manager of such Fund and on the part of such Fund, and to some extent on the part of the staff of the Commission, are unnecessary in light of the substantial protections afforded to the investors in such Fund with respect to such matters as independent accountants, the furnishing of reports to investors in such Fund, and in the conditions and other restrictions on such Fund’s operations contained in this Application; and

5.       the fact that Eligible Employees will be professionals in the investment management and securities businesses, or in related activities, who meet the current standard of “accredited investor” under Rule 501(a) of Regulation D (except as described above) and, in the reasonable belief of the Manager, are each equipped by experience and education to understand and evaluate the structure, management and plan of each Fund as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Fund and to understand that such Fund is being offered without registration under the Company Act and the 1933 Act and the protections afforded thereby.

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the Company Act exempting the Funds from all the provisions of the Company Act and the rules and regulations under the Company Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Company Act and the Rules and Regulations thereunder, and Rule 38a-l under the Company Act, Applicants request a limited exemption as set forth in this Application. All references to the Manager’s directors or boards of directors made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “general partners” of a limited partnership or “managers,” “boards of managers” or “managing members” of a limited liability company).

A.                Section 17(a). Section 17(a) of the Company Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company. The Applicants request an exemption from Section 17(a) to the extent necessary to (a) permit a Viking Entity or a Viking Third Party Fund (or any affiliated person of such Viking Entity or Viking Third Party Fund), or any affiliated person of a Fund (or affiliated persons of such persons), acting as principal, to engage in any transaction directly or indirectly with any Fund or any company controlled by such Fund; and (b) permit a Fund to invest in or engage in any transaction with any Viking Entity, acting as principal, (i) in which such Fund, any company controlled by such Fund or any Viking Entity or any Viking Third Party Fund has invested or will invest, or (ii) with which such Fund, any company controlled by such Fund or any Viking Entity or Viking Third Party Fund is or will become otherwise affiliated; and (c) permit a Third Party Investor, acting as a principal, to engage in any transaction directly or indirectly with a Fund or any company controlled by such Fund. The transactions to which any Fund is a party will be effected only after a determination by the Manager that the requirements of Conditions 1, 2 and 6 in Section IV below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The principal reason for the requested exemption is to ensure that each Fund will be able to invest in companies, properties, or vehicles in which any members of the Viking Group, its employees, officers, directors, consultants or entities controlled or sponsored by any of them, may directly or indirectly make or have already made an investment.

The relief is also requested to permit each Fund the flexibility to deal with its investments in the manner the Manager deems most advantageous to all investors in the Fund, or as required by the Viking Group or the Fund’s other co-investors, including, without limitation, borrowing funds from a Viking Entity, restructuring its investments, having its investments redeemed, tendering such Fund’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, a Fund may be restricted in its ability to negotiate favorable terms under Section 17(a). Indeed, without the requested relief, the Manager may be unable to achieve the best possible returns for such Fund or to effectuate the investment program contemplated by the Viking Group, such Fund and its investors. The requested exemption is also sought to ensure that each Fund or any company controlled by such Fund will have the ability to buy and sell securities in underwritten offerings and other transactions in which a Viking Entity participates.

Furthermore, the requested exemption is sought to ensure that a Viking Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a Viking Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.

In addition to seeking the relief described above, the Applicants request a specific exemption from Section 17(a) so that Funds are permitted, (i) to invest in funds advised, sponsored or underwritten by a Viking Entity, (ii) to purchase short-term instruments from, or sell such instruments to, a Viking Entity or (iii) to enter into repurchase agreements with a Viking Entity. A Fund will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from a Viking Entity. Any assets of a Fund invested in a fund advised, sponsored or underwritten by a Viking Entity will only be subject to those fees that are charged to unaffiliated parties investing in the fund.

An exemption from Section 17(a) is consistent with the policy of each Fund and the protection of investors and necessary to promote the basic purpose of such Fund, as more fully discussed with respect to Section 17(d) below. The investors in each Fund will have been fully informed of the possible extent of such Fund’s dealings with the Viking Group and of the potential conflicts of interest that may exist. As professionals employed in the investment management and securities businesses, or in administrative, financial, accounting, legal, sales, marketing, risk management or operational activities related thereto, the investors will be able to understand and evaluate the attendant risks. The community of interest among the investors in each Fund, on the one hand, and the Viking Group, on the other hand, is the best insurance against any risk of abuse. Applicants acknowledge that the requested relief will not extend to any transactions between a Fund and an Unaffiliated Subadviser or any affiliated person of the Unaffiliated Subadviser, or between a Fund and any person who is not an employee, officer or director of the Viking Group or is an entity outside of the Viking Group and is an affiliated person of the Fund as defined in Section 2(a)(3)(E) of the Company Act (“Advisory Person”) or any affiliated person of such person.

The considerations described above will protect each Fund and limit the possibilities of conflicts of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Applicants agree to abide by the conditions set forth in Section IV of this Application with respect to the relief requested from Section 17(a). In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(a) of the Company Act, for which exemptive relief has not been requested, would require approval of the Commission.

B.                 Section 17(d) and Rule 17d-1. Section 17(d) of the Company Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. The Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit affiliated persons of each Fund (including without limitation the Manager, the Investment Adviser, a Viking Third Party Fund or Viking Entities), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which such Fund or a company controlled by such Fund is a participant. The exemption requested would permit, among other things, co-investments by each Fund, Viking Third Party Fund and individual members or employees, officers, directors or consultants of the Viking Group making their own individual investment decisions apart from the Viking Group. To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d) (and Rule 17d-1), such transactions are incorporated hereunder and an exemption from such section and rule is also requested. Applicants acknowledge that the requested relief will not extend to any transaction in which an Unaffiliated Subadviser or Advisory Person or an affiliated person of either has an interest.

Compliance with Section 17(d) would prevent each Fund from achieving a principal purpose, which is to provide a vehicle for Eligible Employees (and other permitted investors) to co-invest with the Viking Group or, to the extent permitted by the terms of the Fund, with other employees, officers, directors or consultants of the Viking Group or Viking Entities or with a Viking Third Party Fund. Because of the number and sophistication of the potential investors in a Fund and persons affiliated with such investors, strict compliance with Section 17(d) would cause such Fund to forego investment opportunities simply because an investor in such Fund or other affiliated person of such Fund (or any affiliated person of such a person) also had, or contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Fund because of its affiliation with the Viking Group’s large capital resources and investment management experience. In addition, attractive investment opportunities of the types considered by a Fund often require each participant in the transaction to make funds available in an amount that may be substantially greater than those the Fund would independently be able to provide. As a result, a Fund’s access to such opportunities may have to be through co-investment with other persons, including its affiliates.

The Applicants note that each Fund will be organized for the benefit of Eligible Employees (and other permitted investors) as an incentive for them to remain with the Viking Group and for the generation and maintenance of goodwill. The Applicants believe that, if co-investments with the Viking Group are prohibited, the appeal of a Fund for Eligible Employees may be significantly diminished. Eligible Employees may have a desire to participate in such co-investment opportunities because they believe that (a) the resources of the Viking Group enable it to analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments made by the Viking Group will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Furthermore, the requested exemption is sought to ensure that a Viking Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a Viking Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.

The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type that Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting co-investments by the Viking Group, on the one hand, and a Fund on the other, might lead to less advantageous treatment of such Fund, should be mitigated by the fact that (a) the Viking Group, in addition to any stake held through the Manager and any co-investment, will be acutely concerned with its relationship with the investors in such Fund, and (b) certain officers, directors and/or employees of Viking Entities generally will be investing in such Fund.

In summary, the requested relief under Section 17(d) of the Company Act is necessary in light of the purpose of each Fund. Given the criteria for Eligible Employees, and the conditions with which the Funds have agreed to comply, the requested relief is appropriate in light of the purposes of the Company Act.

The Applicants represent that each of the Managers and the Investment Advisers is or will be an investment adviser within the meaning of Section 9 and Section 36 of the Company Act and subject to those sections. Applicants further represent that the Manager and the members of any investment committee of a Fund will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 9 of the Company Act, and subject to that section, and that the Manager and the members of any investment committee of a Fund will be, as applicable, an “officer, director, member of any advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 36 of the Company Act, and subject to that section.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(d) of the Company Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

The Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected even in situations where Condition 3 in Section IV below is not satisfied. The Viking Group is likely to invest a portion of its own capital in Viking Third Party Fund investments, either through such Viking Third Party Fund or on a side-by-side basis (the Viking Group investments will be subject to substantially the same terms as those applicable to such Viking Third Party Fund, except as otherwise disclosed in the governing documents of the relevant Fund). If Condition 3 were to apply to the Viking Group’s investment in these situations, the effect of such a requirement would be to indirectly burden Viking Third Party Fund with the requirements of Condition 3. In addition, the relationship of a Fund to a Viking Third Party Fund, in the context of this Application, is fundamentally different from such Fund’s relationship to the Viking Group. The focus of, and the rationale for, the protections contained in this Application are to protect the Funds from any overreaching by the Viking Group in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis the investors in a Viking Third Party Fund.

C.                 Section 17(e). Section 17(e) of the Company Act and Rule 17e-1 thereunder limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicants request an exemption from Section 17(e) to permit a Viking Entity (including the Manager) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees or other compensation from a Fund in connection with the purchase or sale by the Fund of securities, provided that the fees or other compensation can be deemed “usual and customary.” The Applicants state that for purposes of this Application, fees or other compensation that are charged or received by a Viking Entity will be deemed to be “usual and customary” only if (i) the Fund is purchasing or selling securities alongside other unaffiliated third parties, Viking Third Party Funds or Third Party Investors who are also similarly purchasing or selling securities, (ii) the fees or other compensation being charged to the Fund are also being charged to the unaffiliated third parties, Viking Third Party Funds or Third Party Investors and (iii) the amount of securities being purchased or sold by the Fund does not exceed 50% of the total amount of securities being purchased or sold by the Fund and the unaffiliated third parties, Viking Third Party Funds or Third Party Investors.

Compliance with Section 17(e) would prevent a Fund from participating in a transaction in which the Viking Group, for other business reasons, does not wish to appear as if the Fund is being treated in a more favorable manner (by being charged lower fees) than other third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Fund to a Viking Entity are those negotiated at arm’s length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater interest as the Fund in the transaction as a whole.

Rule 17e-1(b) under the Company Act requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the Company Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Company Act requires each Fund to comply with the fund governance standards defined in Rule 0-1(a)(7) under the Company Act. The Applicants also request an exemption from Rule 17e-1(b) to the extent necessary to permit each Fund to comply with Rule 17e-1(b) without the necessity of having a majority of the directors of the Fund who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17e-1(b). In the event that all the directors of the Manager will be affiliated persons, a Fund could not comply with Rule 17e-1(b) without the relief requested. In such event, the Fund will comply with Rule 17e-1(b) by having a majority of the directors (or members of a comparable body) of the Fund or its Manager take such actions and make such approvals as are set forth in Rule 17e-1(b). Each Fund will otherwise comply with all other requirements of Rule 17e-1(b).

Similarly, the Applicants request an exemption from Rule 17e-1(c) to the extent necessary to permit each Fund to comply with Rule 17e-l without the necessity of having a majority of the directors of the Fund be “disinterested persons” as is set forth in Rule 17e-1(c). In the event that all the directors of the Manager will be affiliated persons, a Fund could not comply with Rule 17e-1 without the relief requested. Each Fund will otherwise comply with all other requirements of Rule 17e-1(c).

D.                Section 17(f). Section 17(f) of the Company Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-2 under the Company Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicants request relief from Section 17(f) and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2:

(a)       a Fund’s investments may be kept in the locked files of the Manager or the Investment Adviser for purposes of paragraph (b) of the rule;

(b)       for purposes of paragraph (d) of the rule, (i) employees of Viking or its affiliates (including the Manager) will be deemed to be employees of the Funds, (ii) officers or managers of the Manager of a Fund will be deemed to be officers of the Fund and (iii) the Manager of a Fund or its board of directors will be deemed to be the board of directors of the Fund; and

(c)       in place of the verification procedure under Rule 17f-2(f), verification will be effected quarterly by two employees of the Manager who are also employees of the Viking Group responsible for the administrative, legal and/or compliance functions for funds managed or sponsored by the Viking Group and who have specific knowledge of custody requirements, policies and procedures of the Funds. With respect to certain Funds, the Applicants expect that many of their investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicants assert that, for such a Fund, these instruments are most suitably kept in the files of the Manager or its Investment Adviser, where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2, including the recordkeeping requirements of paragraph (e).

E.                 Section 17(g). Section 17(g) and Rule 17(g)-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of the directors who are not “interested persons” of a registered investment company take certain actions and give certain approvals relating to the fidelity bonding. Rule 17g-1(g) sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Rule 17g-1(h) provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Rule 17g-1(j) exempts a joint insured bond provided and maintained by an investment company and one or more parties from Section 17(d) of the Company Act and the rules thereunder. Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).

In the event that all the directors of the Manager will be affiliated persons, a Fund could not comply with Rule 17g-1 without the relief requested. The Applicants request an exemption from Rule 17g-1 to the extent necessary to permit a Fund to comply with Rule 17g-1 by having the Manager of the Fund take such actions and make such approvals as are set forth in Rule 17g-1. Applicants also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of Rule 17g-1(j)(3). Applicants believe the filing requirements are burdensome and unnecessary as applied to the Funds. The Manager of each Fund will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and agree that all such material will be subject to examination by the Commission and its staff. The Manager of each Fund will designate a person to maintain the records otherwise required to be filed with the Commission under Rule 17g-1(g). The Applicants also state that the notices otherwise required to be given to the board of directors will be unnecessary as the Funds will typically not have boards of directors, although such notices will be delivered in compliance with Rule 17g-1 to the extent a Fund does have a board of directors. Each Fund will comply with all other requirements of Rule 17g-1. The fidelity bond of the Funds will cover all employees of the Viking Group who have access to the securities or funds of the Funds.

F.                  Section 17(j). Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for the investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of the Rule. Under Rule 17j-1, the investment company’s access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records. In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the code of ethics.

The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except the anti-fraud provisions of Rule 17j-l (b)) because the requirements contained therein are burdensome and unnecessary as applied to the Funds. Requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the investors in such Fund by virtue of their common association in the Viking Group; the substantial and largely overlapping protections afforded by the conditions with which such Fund has agreed to comply; the concern of the Viking Group that personnel who participate in such Fund actually receive the benefits they expect to receive when investing in such Fund; the fact that the investments of such Fund will be investments that usually would not be offered to the investors in such Fund, including those investors who would be deemed access persons, as individual investors; and the existing written compliance policies and procedure that have been adopted by the Viking Group under the Advisers Act which, among other things, include a code of ethics and securities pre-clearance procedure, each of which will generally be applicable to members of the Viking Group and Eligible Employees. Accordingly, the requested exemption is consistent with the purposes of the Company Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Fund. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b). The relief requested will extend only to entities within the Viking Group and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

G.                Sections 30(a), (b) and (e). Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the investors in such Fund. Also, due to the size and public presence of the Viking Group, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in such filings will be furnished to the investors in a Fund, the only class of people truly interested in such material. In view of the community of interest among all parties concerned with a Fund, the fact that all investors in a Fund generally will receive financial statements audited by independent certified public accountants and the fact that interests are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to a Fund or its operations. Consequently, the Applicants request relief under Sections 30(a) and (b) to the extent necessary to permit each Fund to report annually to its investors in the manner previously described under the section “I. Statement of Facts – Reports and Accounting.”

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Fund to report annually to the investors in such Fund in the manner referenced above. It is expected that certain Funds will hold a relatively small number of privately placed investments over long periods of time. Such investments require sophisticated and complex valuations. In view of the foregoing, the delivery of annual audited financial statements and in light of the lack of trading or public market for interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the Company Act.

H.                Section 30(h). Section 30(h) of the Company Act requires that every officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). As a result, the Manager of each Fund and others who may be deemed members of an advisory board or an investment adviser (and affiliated persons thereof) of such Fund may be required to file Forms 3, 4 and 5 with respect to their ownership of interests in such Fund, even though no trading market for the interests would exist and transferability of such interests would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the Manager of each Fund, directors and officers of the Manager and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such Fund from filing Forms 3, 4 and 5 with respect to their ownership of interests in such Fund under Section 16 of the Exchange Act.

I.                    Rule 38a-1. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Fund will comply with Rule 38a-l(a), (c) and (d), except that (i) to the extent the Fund does not have a board of directors, the board of directors of the Manager will fulfill the responsibilities assigned to the Fund’s board of directors under the Rule; (ii) to the extent the board of directors of the Manager does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-l will not be obtained; and (iii) to the extent the board of directors of the Manager does not have any independent members, the Funds will comply with the requirement in Rule 38a-l(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors of the Manager as constituted. Each Fund has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, has appointed a chief compliance officer and is otherwise in compliance with the terms and conditions of this Application.

IV.              APPLICANTS’ CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.             Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) of the Company Act and Rule 17d-1 thereunder to which a Fund is a party (the “Section 17 Transactions”) will be effected only if the Manager determines that:

(a)              the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Fund and the investors and do not involve overreaching of such Fund or its investors on the part of any person concerned; and

(b)           the Section 17 Transaction is consistent with the interests of the Fund and the investors, such Fund’s organizational documents and such Fund’s reports to its investors.

In addition, the Manager will record and preserve a description of all Section 17 Transactions, the Manager’s findings, the information or materials upon which the Manager’s findings are based and the basis for such findings. All such records will be maintained for the life of the Fund and at least six years thereafter and will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.             The Manager will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.             The Manager will not cause the funds of any Fund to be invested in any investment in which a Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Fund and a Co-Investor are participants, unless prior to such investment any such Co-Investor agrees, prior to disposing of all or part of its investment, to: (a) give the Manager sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the Fund has the opportunity to dispose of the Fund’s investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term “Co-Investor” with respect to any Fund means any person who is: (a) an “affiliated person” (as defined in Section 2(a)(3) of the Company Act) of the Fund (other than a Viking Third Party Fund); (b) Viking (except when Viking Entity co-invests with a Fund and a Viking Third Party Fund pursuant to a contractual obligation to the Viking Third Party Fund); (c) an officer or director of a Viking Entity; or (d) an entity (other than a Viking Third Party Fund) in which a Viking Entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor, including step or adoptive relationships, or a trust or other investment vehicle established for any Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under Section 6 of the Exchange Act; (ii) NMS stocks, pursuant to Section 11A(a)(2) of the Exchange Act and rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the Company Act; (iv) “Eligible Securities” as defined in rule 2a-7 under the Company Act; or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.             Each Fund and its Manager will maintain and preserve, for the life of such Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the investors in such Fund, and each annual report of such Fund required to be sent to such investors, and agree that all such records will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.             Within 120 days after the end of the fiscal year of each Fund, or as soon as practicable thereafter, the Manager of each Fund will send to each investor in such Fund who had an interest in any capital account of the Fund, at any time during the fiscal year then ended, Fund financial statements audited by the Fund’s independent accountants, except in the case of a Fund formed to make a single Portfolio Investment. In such cases, financial statements may be unaudited, in which event each investor will receive financial statements of the single portfolio investment audited by such entity’s independent accountants. At the end of each fiscal year and at other times as necessary in accordance with customary practice, the Manager will make a valuation or cause a valuation to be made of all of the assets of the Fund as of the fiscal year end. In addition, as soon as practicable after the end of each tax year of a Fund, the Manager of such Fund will send a report to each person who was an investor in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the investor of such investor’s U.S. federal and state income tax returns and a report of the investment activities of the Fund during that fiscal year.

6.             If a Fund makes purchases or sales from or to an entity affiliated with the Fund by reason of an officer, director or employee of the Viking Group (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Fund’s determination of whether or not to effect the purchase or sale.

V.             PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Company Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written communications concerning this Application should be directed to the addresses set forth on the cover page. Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Company Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the Company Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the Company Act granting Applicants the relief sought by this Application.

The Applicants named below have caused this Application to be duly signed on their behalf on June 3, 2022. The certification required by Rule 0-2(c)(l) under the Company Act is attached as Exhibit A-1 of this Application, and the verification required by Rule 0-2(d) under the Company Act is attached as Exhibit B-1 of this Application.

VI.           CONCLUSION

The above exemptions are being requested because they are considered necessary or relevant to the operations of the Fund as an investment program uniquely adapted to the needs of employees of the Viking Group. The exemptions requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of the Fund to maintain the community of interest among all investors. It is respectfully submitted that the protections provided in the sections of the Company Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the Company Act in view of the substantial community of interest among all the parties and the fact that each Fund is or will be an “employees’ securities company” as defined in Section 2(a)(13) of the Company Act.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-2 under the Company Act relating to the signing and filing of this Application have been complied with and that the undersigned, who have signed and filed this Application on behalf of the Applicants, are fully authorized to do so.

VIKING GLOBAL EQUITIES II LP

By: Viking Global Performance LLC, its General Partner

By:	/s/ Andrew Genser
	Name:	Andrew Genser
	Title:	Authorized Signatory

VIKING GLOBAL INVESTORS LP

By:	/s/ Andrew Genser
	Name:	Andrew Genser
	Title:	General Counsel

Authorization

Officer’s Certificate

Pursuant to Sections 4.01(l) and 4.01(u) of the Fourth Amended and Restated Limited Partnership Agreement of Viking Global Equities II LP (the “Investment Fund”), Viking Global Performance LLC, as the general partner (the “General Partner”), and Viking Global Investors LP, as the management company to which the General Partner has delegated powers and responsibility for certain administrative and investment management services (the “Investment Fund Adviser”), are each entitled to execute and cause the attached First Amended and Restated Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 dated June 3, 2022 (the “Application”) to be filed on behalf of the Investment Fund. All required action necessary to fully authorize the Investment Fund Adviser to execute and file the Application on behalf of the Investment Fund has been taken, and the Investment Fund Adviser is so authorized.

Pursuant to the governing documents of the Investment Fund Adviser and authorizing resolutions of the general partner of the Investment Fund Adviser, Andrew Genser, General Counsel, is entitled to execute and file the Application on behalf of Viking Global Investors LP. All required action necessary to fully authorize Andrew Genser to execute and file the Application on behalf of the Investment Fund Adviser has been taken, and Andrew Genser is so authorized.

VIKING GLOBAL EQUITIES II LP

By: Viking Global Performance LLC, its General Partner

By:	/s/ Andrew Genser
	Name:	Andrew Genser
	Title:	Authorized Signatory

VIKING GLOBAL INVESTORS LP

By:	/s/ Andrew Genser
	Name:	Andrew Genser
	Title:	General Counsel

A-1

Verification

The undersigned states that he has duly executed the attached First Amended and Restated Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 dated June 3, 2022 for and on behalf of Viking Global Equities II LP and Viking Global Investors LP; that he is (i) an Authorized Signatory of Viking Global Performance LLC, the general partner of Viking Global Equities II LP, and (ii) the General Counsel of Viking Global Investors LP, the management company of Viking Global Equities II LP; and that all action by general partners, limited partners and any other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Andrew Genser
	Name:	Andrew Genser
	Title:	General Counsel and Authorized Signatory

B-1